UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



09055294

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-67109

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IndieVest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1416 North La Brea
(No. and Street)

Los Angeles, CA 90028
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Borio   (619) 276-2501
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 27 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Wade Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IndieVest Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me
on this 25th day of Feb ,20 09 .
by Wade Bradley
personally known to me or proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.

Signature: _____

Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Wade Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IndieVest Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518   Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
IndieVest Securities, Inc.

We have audited the accompanying statement of financial condition of IndieVest Securities, Inc. (a wholly owned subsidiary of IndieVest, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IndieVest Securities, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 20, 2009
San Diego, California

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)

Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 8,345
Due from affiliate	50
Prepaid expenses and other assets	18,884
	$ 27,279

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,000
Stockholder's equity	
Preferred stock, 10,000,000 shares authorized	-
Common stock, 20,000,000 shares authorized	1,000
Paid-in capital	106,075
Accumulated deficit	(80,796)
Total stockholder's equity	26,279
	$ 27,279

See notes to financial statements.

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Transaction fees	$ 125,000
Expenses	
Transaction fees	101,700
Taxes, licenses, and registrations	22,483
Outside services	21,492
Occupancy	7,800
Total expenses	153,475
Net loss	$ (28,475)

See notes to financial statements.

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

| | Common Stock | | Paid-in | Accumulated |
	Shares	Amount	Capital	Deficit
Balance, beginning of year	10,000,000	$1,000	$ 93,575	$(52,321)
Capital contributions	-	-	12,500	-
Net loss	-	-	-	(28,475)
Balance, end of year	10,000,000	$1,000	$106,075	$(80,796)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2008

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

INDIEVEST SECURITIES, INC.

(a wholly owned subsidiary of IndieVest Inc.)

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$(28,475)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Due from affiliate	19,550
Prepaid expenses and other assets	(8,663)
Accounts payable and accrued liabilities	1,000
Net cash from operating activities	(16,588)
Cash flows from financing activities	
Capital contributions	12,500
Net decrease in cash	(4,088)
Cash, beginning of year	12,433
Cash, end of year	$ 8,345
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)
Notes to Financial Statements

1.   THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. IndieVest Securities, Inc. (the "Company") (a wholly owned subsidiary of IndieVest Inc.) is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2008 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2008.

2.   RELATED PARTY TRANSACTIONS

An affiliate provides the Company with the use of facilities and administrative assistance. During 2008 the Company paid to this affiliate occupancy costs of $7,800 and fees of $96,700.

3. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2008 was 0.14 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2008, the Company had net capital of $7,345 which was $2,345 in excess of the amount required by the SEC.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company relies on Section K (2) (i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

INDIEVEST SECURITIES, INC.
(a wholly owned subsidiary of IndieVest Inc.)
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2008

Total stockholders' equity	$26,279
Less non-allowable assets	
Due from affiliate	50
Prepaid expenses and other assets	18,884
Net capital	$ 7,345
Total aggregate indebtedness	$ 1,000
Ratio of aggregate indebtedness to net capital	0.14
Minimum net capital required	$ 5,000

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2008.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
IndieVest Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of IndieVest Securities, Inc. ("the Company") (a wholly owned subsidiary of IndieVest, Inc.) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Bonus & Farrington APC

February 20, 2009
San Diego, California

INDIEVEST SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2008